UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company

          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Smith Barney Principal Return Fund

3.   Securities and Exchange Commission File No.: 811-05678

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     125 Broad Street
     10th Floor
     New York, New York 10004

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Paul F. Schlichting, Esq.
     Willkie Farr & Gallagher LLP
     1875 K Street, N.W.
     Washington, DC 20006
     (202) 303-1249


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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Kaprel Ozsolak
     Smith Barney Fund Management LLC
     125 Broad Street
     New York, New York 10004
     (212) 291-2668

     Eric Miller
     State Street Corporation
     2 Avenue De Lafayette
     Boston, Massachusetts 02111
     (617) 662-2383


     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management Company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Smith Barney Fund Management LLC
     399 Park Avenue
     New York, New York 10022


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Citigroup Global Markets Inc. (formerly Salomon Smith Barney Inc.) 388 Greenwich Street
     New York, New York 10013



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13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]    Yes      [X]    No

         If Yes, for each UIT state:
            Name(s):

            File No.: 811-______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes        [ ] No

         If Yes, state the date on which board vote took place: April 8, 2005. The Board of Trustees of the Fund adopted a Plan of Liquidation for the Fund's only outstanding series, Smith Barney Security and Growth Fund ("Security and Growth Fund"), and approved the liquidation of the Fund on April 8, 2005.

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ]    Yes      [X]     No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: Shareholder approval was not necessary for the liquidation of the Security and Growth Fund or the Fund under the Fund's Agreement and Declaration of Trust.


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II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes          [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          August 31, 2005. On August 31, 2005, the Security and Growth Fund redeemed all its outstanding shares as required by the Fund's Agreement and Declaration of Trust and paid its entire liquidating distribution of $10.27 per share.

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes        [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes        [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ] Yes        [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes          [ ]  No

     If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes          [ ] No

     Subject to the Fund's reservation of cash (held by the Fund's custodian, State Street Bank and Trust Company) to pay expenses of liquidation and other accrued expenses, all other assets of the Fund have been distributed.


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     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes          [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [X] Yes          [ ] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Cash (reserved for liabilities): $13,372

     (b)  Why has the fund retained the remaining assets?

          For the payment of accrued expenses.

     (c)  Will the remaining assets be invested in securities?

          [ ]   Yes      [X]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X] Yes          [ ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          (i)  Audit Expenses: $2,300

          (ii) Legal Expenses: $8,685


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          (iii) Miscellaneous: $2,387

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          These debts and other liabilities will be paid out of the assets reserved, as indicated above.

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with Merger or Liquidation:

         (i) Legal expenses: $27,000

         (ii) Accounting expenses: $0

         (iii) Other expenses (list and identify separately):$0

         (iv) Total expenses (sum of lines (i)-(iii) above):$27,000

     (b) How were those expenses allocated?

         The Fund will pay these expenses using its remaining assets. Any amounts above the remaining assets will be paid by the investment adviser.

     (c) Who paid those expenses?

         The Fund will pay these expenses using its remaining assets. Any amounts above the remaining assets will be paid by the investment adviser.

     (d) How did the fund pay for unamortized expenses (if any)?

         Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes         [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [X] Yes          [ ] No


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     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     (1) Beginning in June 2004, class action lawsuits alleging violations of the federal securities laws were filed against Citigroup Global Markets Inc. (the "Distributor") and a number of its affiliates, including Smith Barney Fund Management LLC and Salomon Brothers Asset Management Inc (the "Advisers"), substantially all of the mutual funds managed by the Advisers, including the Fund (the "Funds"), and directors or trustees of the Funds (collectively, the "Defendants"). The complaints alleged, among other things, that the Distributor created various undisclosed incentives for its brokers to sell Smith Barney and Salomon Brothers funds. In addition, according to the complaints, the Advisers caused the Funds to pay excessive brokerage commissions to the Distributor for steering clients towards proprietary funds. The complaints also alleged that the defendants breached their fiduciary duty to the Funds by improperly charging Rule 12b-1 fees and by drawing on fund assets to make undisclosed payments of soft dollars and excessive brokerage commissions. The complaints also alleged that the Funds failed to adequately disclose certain of the allegedly wrongful conduct. The complaints sought injunctive relief and compensatory and punitive damages, rescission of the Funds' contracts with the Advisers, recovery of all fees paid to the Advisers pursuant to such contracts and an award of attorneys' fees and litigation expenses.

     On December 15, 2004, a consolidated amended complaint (the "Complaint") was filed alleging substantially similar causes of action. While the lawsuit is in its earliest stages, to the extent that the Complaint purports to state causes of action against the Funds, Smith Barney Fund Management LLC ("SBFM") believes the Funds have significant defenses to such allegations, which the Funds intend to vigorously assert in responding to the Complaint.

     It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief could be filed against the Defendants in the future.

     As of the date of this application, SBFM and the Funds believe that the resolution of the pending lawsuit will not have a material effect on the financial position or results of operations of the Funds or the ability of the Advisers and their affiliates to continue to render services to the Funds under their respective contracts.

     The Defendants have moved to dismiss the Complaint. Those motions are pending before the court.

     (2) On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC ("SBFM") and Citigroup Global Markets Inc. ("CGMI") relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds, including the Fund (the "Funds").

     The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940 ("Advisers Act"). Specifically, the order finds that SBFM and CGMI


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     knowingly or recklessly failed to disclose to the boards of the Funds in
     1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group ("First Data"), the Funds' then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that CAM, the Citigroup business unit that, at the time, included the manager and other advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also finds that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the material provided to the Funds' boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Funds' best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

     The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order requires Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan prepared and submitted for approval by the SEC. The order also requires that transfer agency fees received from the Funds since December 1, 2004 less certain expenses be placed in escrow and provides that a portion of such fees may be subsequently distributed in accordance with the terms of the order.

     The order required SBFM to recommend a new transfer agent contract to the Funds' boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent. SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Fund's Board selected a new transfer agent for the Fund. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.

     As of the date of this application, there is no certainty as to how the proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. Although there can be no assurance, SBFM does not believe that this matter will have a material adverse effect on the Funds.

25. Is the fund now engaged , or intending to engage, in any business activities other than those necessary for winding up its affairs?


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     [ ] Yes          [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a)  State the name of the fund surviving the Merger:

    (b)  State the Investment Company Act file number of the fund surviving the
         Merger: 811-______

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Smith Barney Principal Return Fund, (ii) he or she is the President of Smith Barney Principal Return Fund and (iii) all actions by Smith Barney Principal Return Fund shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.




                                                         /s/ R. Jay Gerken
                                                         -----------------------
                                                         R. Jay Gerken
                                                         President